4-1-02

02030361

11585 33

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

APR 15 2002
1086

PROCESSED
MAY 15 2002
P THOMSON FINANCIAL

For the month of April, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____ ____ ___

Fax émis par : 33 1 40 06 67 08 SUEZ

April 10, 2002

Press release

Renegotiation of contract with Aguas Argentinas

Aguas Argentinas informed Argentinean stock market authorities of its decision to temporarily postpone the repayment of its project finance debt, which was mainly incurred with multilateral institutions.

Thus Aguas Argentinas will dedicate its financial resources to ensuring the continuity of the services it provides to 8 million inhabitants of Buenos Aires.

This decision falls within the framework of a renegotiation provided for within Argentinean Public Urgency legislation, over a period of 180 days starting from March 2002, after the 1:1 parity of the US dollar with the Argentinean peso was rescinded.

Aguas Argentinas intends to develop and propose a plan to reestablish the economic and financial balance of the concession contract, in association with the public authorities.

Over the last 9 years, Aguas Argentinas made investments that, in particular, gave a further 2.7 million inhabitants access to the town's water supply.

The total duration of the contract is 30 years. SUEZ owns 46% of Aguas Argentinas.

Suez is a global services group and leading international player in the Energy, Water, and Waste Services businesses. The Group has 190,000 employees at work in 130 countries. It generated 2001 revenues of EUR 42.4 million, 54.6% of which originated outside the Group's domestic markets of France and Belgium.

Suez is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: MSI Europe (Morgan Stanley Index), FTSE Eurotrop 100, Eurostoxx 50 and the CAC 40.
According to the World Investment Report 2001 (United Nations Conference on Trade and Development - UNCTAD), Suez is ranked 19th in the world among companies with the greatest international presence, and 2nd among French companies so listed.

Press contacts:
Antoine Lenoir : (331) 4006 6715

Financial analyst contact:
Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : April 12, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.